SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CBRL Group, Inc.
(Name of Subject Company (Issuer))

CBRL Group, Inc. (Issuer)
(Name of Filing Person (Offeror and Issuer))

Liquid Yield Option Notes due 2032 (Zero Coupon - Senior)
(Title of Class of Securities)

12489 VAB2 and 12489 VAA4
(CUSIP Number of Class of Securities)

Lawrence E. White
Senior Vice President - Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 444-5533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gary M. Brown
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
Telephone: (615) 726-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,479,971	$6,155

*
Estimated solely for purposes of determining the amount of the filing fee. The purchase price of the Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Securities”), as described herein, is $475.01 per $1,000 principal amount at maturity outstanding. As of January 26, 2007 there was $422,050,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $200,479,971.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A    Filing Party:      N/A
Form or Registration No.:    N/A    Date Filed:       N/A

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the notice by CBRL Group, Inc. a Tennessee corporation (“CBRL” or the “Company”), pursuant to the terms and subject to the conditions set forth in the Indenture, dated as of April 3, 2002, as amended (the “Indenture”), among CBRL, the subsidiary guarantors party thereto, and U.S. Bank, National Association, as successor to Wachovia Bank National Association, as trustee (the “Trustee”), with respect to the right of each holder (the “Holder”) of the Company’s Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of Liquid Yield Option Notes due 2032, dated March 6, 2007 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Company Notice, a copy of which is attached to this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.  Summary Term Sheet.

 The information set forth under "Summary Term Sheet” in the Company Notice is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)	The name of the issuer is CBRL Group, Inc. The address of CBRL’s principal executive office is 305 Hartmann Drive, Lebanon, Tennessee 37088. CBRL’s telephone number is (615) 444-5533.

(b)	Securities. The information set forth in the Section 2 of the Company Notice (“Information Concerning the Securities”) is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 2 of the Company Notice (“Information Concerning the Securities”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

 CBRL is the filing person. CBRL's business address and business telephone number are set forth in Item 2(a) above. The information set forth in “Annex A” of the Company Notice is incorporated herein by reference.

Items 4 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO-I.

Item 10.  Financial Statements.

(a)
Financial Information.  Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to require the Company to purchase the Securities pursuant to the Put Option because (1) the consideration being paid to holders surrendering Securities consists solely of cash, (2) the Put Option is not subject to any financing conditions, (3) the Put Option applies to all outstanding Securities and (4) the Company is a public reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(b)	Pro-Forma Information. Not applicable.

Item 11.   Additional Information

(a)	Not applicable.

(b)
Other Material Information.  The information set forth in the Company Notice, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(A), as it may be amended or supplemented from time to time, is incorporated herein by reference.

    The Company undertakes to amend and disseminate as necessary a revised Schedule TO to incorporate by reference future periodic reports made by the Company.

Item 12.  Exhibits

(a)(1)(A)	Company Notice, dated March 6, 2007

(a)(1)(B)	Form of Substitute Form W-9

(a)(2)-(a)(4)	Not applicable

(a)(5)(A)	Press Release dated March 6, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 6, 2007 and filed with the SEC on March 6, 2007)

(b)
Credit Agreement dated as of April 27, 2006 among CBRL Group, Inc., the Subsidiary Guarantors named therein, the Lenders party thereto and Wachovia Bank, National Association, as Administrative Agent and Collateral Agent (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2006)

(d)(1)
Indenture, dated as of April 3, 2002 (the “LYONs Indenture”), among the Company, the Guarantors (as defined therein) and U.S. Bank, National Association, as trustee, successor to Wachovia Bank, National Association, as trustee, relating to the Company’s zero-coupon convertible senior notes (the “Notes”) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(2)
Form of Certificate for the Notes (included in the LYONS Indenture incorporated by reference as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(3)
Form of Guarantee of the Notes (included in the LYONS Indenture filed as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(4)	First amendment, dated as of June 19, 2002, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(5)	Second amendment, dated as of July 30, 2004, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(6)	Third amendment, dated as of December 31, 2004, to the LYONS Indenture (incorporated by reference to the Company’s Quarterly Report on Form 10-Q the quarterly period ended January 28, 2005)

(d)(7)	Fourth amendment, dated as of January 28, 2005, to the LYONS Indenture (incorporated by reference to the Company’s Current Report on Form 8-K under the Exchange Act filed on February 2, 2005)

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.  Information Required by Schedule 13E-3.

   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CBRL GROUP, INC.

By: /s/ N.B. Forrest Shoaf
Name: N.B. Forrest Shoaf
Title: Senior Vice President, Secretary
and General Counsel

Dated: March 6, 2007

EXHIBIT INDEX

Exhibit Number Description

(a)(1)(A)	Company Notice, dated March 6, 2007

(a)(1)(B)	Form of Substitute Form W-9

(a)(2)-(a)(4)	Not applicable

(a)(5)(A)	Press Release dated March 6, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 6, 2007 and filed with the SEC on March 6, 2007)

(b)
Credit Agreement dated as of April 27, 2006 among CBRL Group, Inc., the Subsidiary Guarantors named therein, the Lenders party thereto and Wachovia Bank, National Association, as Administrative Agent and Collateral Agent (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2006)

(d)(1)
Indenture, dated as of April 3, 2002 (the “LYONs Indenture”), among the Company, the Guarantors (as defined therein) and U.S. Bank, National Association, as trustee, successor to Wachovia Bank, National Association, as trustee, relating to the Company’s zero-coupon convertible senior notes (the “Notes”) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(2)
Form of Certificate for the Notes (included in the LYONS Indenture incorporated by reference as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(3)
Form of Guarantee of the Notes (included in the LYONS Indenture filed as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(4)	First amendment, dated as of June 19, 2002, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(5)	Second amendment, dated as of July 30, 2004, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(6)	Third amendment, dated as of December 31, 2004, to the LYONS Indenture (incorporated by reference to the Company’s Quarterly Report on Form 10-Q the quarterly period ended January 28, 2005)

(d)(7)	Fourth amendment, dated as of January 28, 2005, to the LYONS Indenture (incorporated by reference to the Company’s Current Report on Form 8-K under the Exchange Act filed on February 2, 2005)

(e)	Not applicable

(g)	Not applicable

(h)	Not applicable